UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN ISSUER PURSUANT TO RULE 13a-16 AND 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Period   December 2007            File No.    001-33491

DEJOUR ENTERPRISES LTD.

(Name of Registrant)

808 West Hastings Street, Suite #1100, Vancouver, British Columbia, Canada, V6C 2X4

(Address of principal executive offices)

1.

News Release dated December 12, 2007

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

FORM 20-F XXX

FORM 40-F ____

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____

No XXX

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Enterprises Ltd.

(Registrant)

Dated: December 12, 2007	By: /s/ Mathew Wong Mathew Wong, Chief Financial Officer

PRESS RELEASE

DEJOUR ENTERPRISES LTD.:                                                       Amex:”DEJ”/ TSX-V: “DEJ”

FOR RELEASE:                                                                                             December 12, 2007

Dejour Updates Peace River Arch/ Piceance Drilling and Completion Activities

December 12, 2007 - Vancouver, Canada – Dejour Enterprises Ltd. (Amex: DEJ, TSX-V: DEJ) Dejour Alberta commences winter drilling program on multiple properties in the Peace River Arch. Additional land leases acquired. Two Piceance wells approach completion.

Dejour Alberta, wholly owned by Dejour Enterprises Ltd. has commenced winter drilling activities on multiple properties in the Peace River Arch. By the weeks’ end drilling operations will have commenced at :

1.

Wembley, where Dejour has 100% interest in 1280 acres to test two zones. Total Depth for this well is 6500 feet. Dejour has an interest in a further 1280 acres adjacent to the land being drilled.

2.

La Glace, where Dejour has 100% interest in an oil test targeted at 2500 feet.

3.

Carson Creek, where Dejour has 100% interest in a multi- zone test for natural gas.

Dejour is also expecting shortly the issuance of well licences to drill:

1.

Cecil, a 90% owned 3500 foot natural gas test on 640 acres, offsetting substantial production.

2.

Boundary Lake, a test on 100% leases totalling 1230 acres.

3.

Manning, a 40% owned and non-operated 3600 foot oil test to earn 4480 acres.

 Dejour is in the process of acquiring an additional 3200 acres of crown leases to complement the existing 3840 acres at its 30% owned non-operated Saddle Hills natural gas discovery. A 3D seismic participation survey will be conducted this winter to best identify the most attractive opportunities for field extension to the gas zones discovered in the initial well and other exploratory target formations. Two zones were tested in the discovery well, the first tested 1mmcf/d gas and the second at better than 750mcf/d gas. A second well, to test these zones is scheduled for early 2008, with initial tie in prior to the end of Q1-08.

(One MCF is roughly equivalent to 1mmBTU, which is the quoted gas contract on the New York Mercantile Exchange [NYMEX]. Current price is approximately US$7.35 per mmBTU).

Early in January, Dejour will begin drilling the 1st of 4 wells offsetting its now 100% owned Drake field extension discovery, where 2 wells tested gas last March and are expected to produce at collective rates in excess of 1500 mcf/d natural gas. The new wells, strategically situated as a result of a 3D survey interpretation, will target not only the previously tested Notikewin sands in step out locations but seismically identified Halfway sands known to produce at rates over 5mmcfd/ natural gas in the area. All 6 wells at Drake are expected to be in pipe by the end of Q1-08, with more development to follow.

Piceance Basin

Testing at both the N Barcus #1-12 and #2-12 continues. The upper Williams Fork, Cossette and Corcoran sands, totalling at least 120’ of gross gas bearing sands in each well, have now been both perforated and successfully subjected to either five or a six stage fracs, depending on location. Frac fluid is now flowing back.

The operator has advised the Company that comprehensive flow rate data for each of the wells should be established by yearend. The operator should also be able to comment on additional land purchases adjacent to the N Barcus Creek leases by that time.

Furthermore pipeline access negotiations are underway with multiple opportunities available. Using newly designed flex coiled pipe, the operator feels these wells could be on line within Q1-08.

Although completion has been initially slower than originally anticipated, Dejour is now pleased with the recent progress at N Barcus Creek and is now involved in strategic meetings to advance the development of the Piceance properties for the benefit of all partners.

Charles Dove. B.Sc.P.Geoph., is the qualified person for this report.

About Dejour

Dejour Enterprises Ltd. is a micro cap Canadian company creating real shareholder value through a balance of exploration/development, production/development and monetization of strategic North American energy properties - including oil, natural gas and uranium.

The Company is listed on the Amex (DEJ), TSX Venture Exchange (DEJ.V), and Frankfurt (D5R).  Dejour is a reporting issuer to the SEC.   Refer to www.dejour.com for company details or contact the Office of Investor Relations at investor@dejour.com

CAUTIONARY DISCLAIMER - FORWARD LOOKING STATEMENTS

This release includes certain statements that may be deemed to be "forward-looking statements" within the meaning of the US Private Securities Litigation Reform Act of 1995. All statements in this release, other than statements of historical facts that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects, are forward-looking statements. Although Dejour believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include uranium and oil and gas prices, well or production performance, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbor.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Chairman & CEO

DEJOUR ENTERPRISES LTD.

Suite 1100-808 West Hastings Street, Vancouver, BC Canada V6C 2X4

Phone: 604.638.5050  Facsimile: 604.638.5051  Email: investor@dejour.com